

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 3, 2009

<u>Via U.S. Mail and Fax</u>
Mr. Ziv Zviel
Chief Financial Officer and Treasurer
deltathree, Inc.
419 Lafayette Street,
New York, N.Y.   10003

      RE: **deltathree, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed April 15, 2009
               Forms 10-Q for the quarters ended June 30, 2009 and Sept. 30, 2009
               Filed August 14, 2009 and November 12, 2009, respectively
               File No. 000-28063

Dear Mr. Zviel:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Larry Spirgel
                               Assistant Director